Exhibit 12.1

Regency Centers Corporation

Computation of Consolidated Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Three Months Ended		Year Ended
	3/31/2005	3/31/2004	2004	2003	2002	2001	2000
Operating Data:
Revenues	$101,688	92,453	389,679	361,140	337,730	305,349	289,021
Operating expenses	55,164	48,810	212,598	188,316	168,141	157,673	143,635
Other expenses (income)	14,534	17,068	42,338	34,105	61,390	39,148	47,265
Minority interests	2,844	5,515	22,275	32,805	35,798	36,026	34,086
Income from continuing operations	29,146	21,060	112,468	105,914	72,401	72,502	64,035
Income from discontinued operations	9,202	1,757	23,859	24,875	38,123	28,162	23,576
Net income	38,348	22,817	136,327	130,789	110,524	100,664	87,611
Preferred stock dividends	3,662	1,397	8,633	4,175	2,858	2,965	2,817
Net income for common stockholders	34,686	21,420	127,694	126,614	107,666	97,699	84,794
Fixed Coverage Ratio:
Continuing Operations (before MI)	31,990	26,575	134,743	138,719	108,199	108,528	98,121
Add (deduct) tax expense (benefit)	722	251	6,487	2,389	(3,570)	1,731	1,208
Less: MI (without own fixed charges)	(22)	(13)	(64)	(284)	(319)	(323)	(307)
Subtract: equity in income of unconsolidated partnerships	(2,391)	(2,745)	(10,194)	(11,276)	(5,764)	(3,439)	(3,139)
Add: distributions from operations JV’s (CF)	3,761	4,644	13,342	8,341	5,522	1,801	—
Add: distributions from investment JV’s (CF)	9,814	17,960	47,369	26,902	11,784	15,011	3,110
Add: fixed charges	30,076	31,689	123,732	132,286	136,148	129,519	116,039
Subtract: preferred unit and stock distributions	(5,774)	(6,478)	(28,462)	(34,001)	(36,333)	(36,440)	(32,418)
Subtract: capitalized interest	(2,721)	(3,323)	(11,228)	(13,106)	(13,753)	(21,195)	(14,553)

Earnings	65,455	68,561	275,725	249,969	201,915	195,193	168,060

Fixed Charge Data:
Preferred unit distribution	2,112	5,081	19,829	29,826	33,475	33,475	29,601
Preferred stock dividend	3,662	1,397	8,633	4,175	2,858	2,965	2,817
Interest expense (per consolidation)	21,581	21,888	84,042	85,179	86,062	71,884	69,068
Capitalized interest (per consolidation or C/F)	2,721	3,323	11,228	13,106	13,753	21,195	14,553

Total fixed charges	30,076	31,689	123,732	132,286	136,148	129,519	116,039

Ratio of earnings to fixed charges	2.2	2.2	2.2	1.9	1.5	1.5	1.4

004.494287.1